Exhibit 4.2.2
CNH GLOBAL N.V. EQUITY INCENTIVE PLAN
Form of Performance Unit Award Agreement
     THIS AWARD AGREEMENT entered into as of the 7 day of December 2005, by and between CNH Global N.V. (the “Company”), and [First Name] [Last Name] (the “Participant”).
WITNESSETH:
     WHEREAS the Company maintains the CNH Global N.V. Equity Incentive Plan (the “Plan”) for the benefit of eligible employees; and
     WHEREAS pursuant to the authority vested in it under the Plan, the Corporate Governance and Compensation Committee of the Board of Directors of the Company (the “Committee”), has approved the granting of this Award to the Participant;
     NOW, THEREFORE, the Company and the Participant agree as follows:
1. Award of Performance Units
     (a) Share Units. Subject to the terms of this Agreement and the Plan, the Participant is hereby awarded Performance Units under the Plan in an amount specified and determined pursuant to Schedule 1 of this Agreement. Subject to paragraph 3 below, each Performance Unit under this Section 1(a) shall entitle the Participant to a Common Share of the Company on the Settlement Date for that Performance Unit, as provided in paragraph 4 below.
     (b) Cash Units. Subject to the terms of this Agreement and the Plan, the Participant is hereby awarded Performance Units under the Plan in an amount specified and determined pursuant to Schedule 1 of this Agreement. Subject to paragraph 3 below, each Performance Unit under this Section 1(b) shall entitle the Participant to a cash payment on the Settlement Date for that Performance Unit at [Currency] 1.00 per Performance Unit, as provided in paragraph 4 below.
2. Vesting of Awards
     Unless forfeited earlier under paragraph 3 below, a percentage of the Performance Units awarded in paragraph 1 above shall vest upon the Settlement Date (as defined in Section 4 below).
     In the event of the Participant’s death, Total Disability (as defined below) or other approved leave of absence, retirement, or involuntary layoff after December 31, 2007, however, the Participant shall vest in the Performance Units awarded according to this Award Agreement. Additionally, upon a change in control (as determined by the

Committee) after December 31, 2007, the Participant shall vest in the Performance Units awarded according to the provisions of this Award Agreement.
     “Total Disability” means, as determined in good faith by the Company, the permanent inability of the Participant, which is as a result of accident or sickness, to perform such Participant’s occupation or employment for which the Participant is suited by reason of the Participant’s previous training, education and experience and which results in the termination of the Participant’s employment.
3. Forfeiture of Performance Units
     All Performance Units that have not previously vested shall be forfeited on the earlier to occur of the following dates:
(a)	June 30, 2008; or

(b)	the day following the Participant’s termination of employment with the Company for any reason, except as provided in Section 2 of this Agreement; or

(c)	upon the date the Company determines the objectives set forth on Schedule 1 are not met.
4. Settlement of Performance Units
     (a) In Common Shares. As soon as practicable after each Determination Date (the “Settlement Date”), the Company shall transfer to the Participant certificates or book entry shares issued in the Participant’s name for the number of shares of Common Shares equal to the number of Performance Units granted pursuant to Section 1(a) of this Award Agreement and vesting on such date, if any; provided, however, the Company, in its sole discretion, may withhold shares of Common Shares otherwise payable to the Participant to satisfy any applicable withholding taxes.
“Determination Date” means the date(s) that the Company determines the number of Performance Units the Participant is entitled to receive as set forth on Schedule 1.
     (b) In Cash. As soon as practicable after each Determination Date, the Company shall pay the Participant, in cash, an amount equal to the number of Performance Units granted pursuant to Section 1(b) of this Award Agreement and vesting on such date, if any, multiplied by [Currency] 1.00. The Company, in its sole discretion, may withhold payment otherwise payable to the Participant to satisfy any applicable withholding taxes. Any withholding taxes resulting from any awards under this Award Agreement shall be paid out of the cash payment under this Section 4(b) prior to the Company withholding any Common Shares for applicable withholding taxes.

5. Adjustments
     The Performance Units granted in this Agreement shall be subject to adjustments by the Committee in accordance with Section 7 of the Plan.
6. Rights as Shareholder
     The Participant shall have no rights as a shareholder with respect to any shares of Common Shares until and unless the Participant becomes the shareholder of record of such shares. Except as provided in Section 7 of the Plan, no adjustment shall be made for dividends or other rights for which the record date is prior to the date on which the Participant becomes a shareholder of record.
7. Employment
     Neither the granting of this Award nor any term or provision of this Agreement shall constitute or be evidence of any understanding, expressed or implied, on the part of the Company to employ the Participant for any period of time.
8. Nontransferability
     During the Participant’s lifetime, this Award shall not be transferable (voluntarily or involuntarily) by the Participant. The benefits of the Award shall pass, upon death, to the beneficiary designated by the Participant on a form provided by, and filed prior to death with, the Company. If no designation is made or if the designated beneficiary does not survive the Participant’s death, the Award shall pass by will or the laws of descent and distribution.
9. Definitions
     Except where the context clearly implies or indicates the contrary, a word, term, or phrase used in the Plan is similarly used in this Agreement.
10. Amendment
     This Agreement may be amended by the Committee at any time, provided that no such amendment, without the written consent of the Participant, shall adversely affect the rights of the Participant granted hereunder.

11. Miscellaneous
(a)	Compliance with Internal Revenue Code Section 409A. All provisions of this Performance Unit Award Agreement and the related Long Term Incentive Plan are intended to comply with the requirements of Internal Revenue Code 409A, and shall be construed and interpreted in accordance with such intent. To the extent that an amount under the Performance Unit Award Agreement or the Plan is subject to Code Section 409A, the amount shall be paid in a manner that will comply with Code Section 409A and any administrative guidance issued thereunder.

(b)	Headings. The headings in this Agreement are inserted for convenience only and shall have no significance in the interpretation of this Agreement.

(c)	Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes any prior arrangements or understandings with respect thereto, written or oral. No agreements or representations, oral or otherwise, expressed or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement (including the Plan).

(d)	Successors. The terms and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and successors.

(e)	Governing Law. In the event of any inconsistency between the terms of this Agreement and the Plan, the terms of the Plan shall control. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and entirely to be performed within such jurisdiction except to the extent federal law may be applicable.

(f)	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

CNH GLOBAL N.V.

By

Roberto Pucci Senior Vice President Human Resources

ACCEPTED:

Participant	Date

SCHEDULE 1
CALCULATION OF AWARD
Potential Performance Units if
a)	the Company achieves 7.2 % cumulative trading profit margin for the CNH fiscal years of 2005-2007;

b)	an annual bonus is earned by the Participant pursuant to the annual bonus rules of the Company for 2 of the 3 plan years of the 2005-2007 cycle, and

c)	the Company achieves the threshold for an annual bonus pursuant to the annual bonus rules of the Company for at least 2 of the 3 plan years of the cycle of 2005-2007:

	Threshold		Maximum
	(Target – 10%)	Target	(Target + 15%)
2005-2007 Cumulative Trading Profit Margin %:	7.2%	8.0%	9.2%

[Name]

Section 1(a) Award[1]:	[Threshold Shares]	[Target Shares]	[Maximum Shares]

Section 1(b) Award[2]:	[Threshold Cash]	[Target Cash]	[Maximum Cash]
The Target means achievement by the Company of the targeted amount of trading profit divided by net revenue of the Company, as determined by the Company in its sole discretion.
If the amount of trading profit divided by net revenue of the Company falls between the Threshold and the Target or between the Target and the Maximum, the amount of Performance Units awarded shall be interpolated accordingly.
Each Section 1(a) Performance Unit equals one share of Common Shares of the Company.

[1]	Each Section 1(a) Performance Unit equals one share of Common Shares of the Company.

[2]	Each Section 1(b) Performance Unit equals [Currency] 1.00 .